SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2024
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer’s ID 33.042.730/0001-04

NIRE 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (“CSN” or “Company”), informs its shareholders and the general market the updated projections, as follows:

(i)	Update of the CAPEX Projection in the Steel Industry from approximately R$7.9 billion in the period 2023-2028 to R$8.0 billion by 2028, related to the modernization of the industrial park, with the potential to generate up to R$2.8 billion in incremental EBITDA by 2030.
(ii)	Replacement of the Projection of production volume and purchases of minerals from third parties to a level between 42.0-43.5 Mton in 2025, 43.5-47.5 Mton in the years 2026 and 2027, 50-55 Mton in 2028, 55-60 Mton in 2029 and 60-65 Mton in 2030.
(iii)	Mining cash cost C1 projection to a level between US$21.5/ton and US$23.0/ton in 2025.
(iv)	Replacement of the expansion CAPEX projection in Mining from a level of R$15.3 billion in the period 2023-2028 to a level of R$13.2 billion in the period 2025-2030, related to phase 1 of the capacity addition project.
(v)	Replacement of the expansion CAPEX projection in the cement segment from R$5 billion to R$7.7 billion in organic growth, adding a total of 9 million tons/year.
(vi)	Projection of cement sales volume of 14 Mton in 2024.
(vii)	Update of the Projection to generate up to R$3.8 billion in EBITDA at Transnordestina after the start of operations estimated to begin in 2027.
(viii)	Replacement of the Consolidated CAPEX projection of R$6.0 billion in 2024 and a range of R$6.0 to R$7.0 billion in the period from 2025 to 2028 to the new level of R$5.3 billion in 2024 and R$5.0 to R$6.0 billion in 2025.
(ix)	Replacement of the leverage projection, measured by the Net Debt/Adjusted EBITDA indicator, from a level of 2.50x at the closing of the annual balance sheet of 2024 to a target below 3.0x in 2025.
(x)	Replacement of the Consolidated EBITDA Sensitivity exercise in 2028 for a potential and incremental EBITDA of R$9.3 billion after the maturation of ongoing projects.

Such projections will be included in section 3 of the Company's Reference Form and will be available on the CVM website at http://www.cvm.gov.br/ and on the Company's website at http://ri.csn.com.br/en/ within the legal deadline.

CSN clarifies that the information disclosed in this document represents estimates and involves market factors beyond the control of the Company. Therefore, they do not constitute a promise of performance by the Company and/or its administrators and, as such, may undergo further changes.

São Paulo, December 11, 2024.

Antonio Marco Campos Rabello

Executive of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 11, 2024

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.